Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther to File Response to Infraction Notices

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, December 30, 2021 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, announces that it intends to file a defense to three Notices of Infraction (the “Notices”) that were delivered by the Amapa State Environmental Agency (the “Agency”) to its Brazilian subsidiary, Mina Tucano Ltda. (“Mina Tucano”), on December 21, 2021. The Notices were issued in connection with the Agency’s investigation of a fish mortality event at Areia and Silvestre Creeks, and its assertion that the incident was caused by a leak in a reclaimed water pipe at the Mina Tucano mine site.

Mina Tucano is actively investigating whether there could be any connection between the fish mortality event and the Tucano mine site. Based on its initial investigation, including independent reports on fish toxicology and water quality received by Mina Tucano on December 28, 2021, the Company has prepared a formal defense against the position taken by the Agency. The Notices impose aggregate fines of 50,000,000 Brazilian reals, payable by January 30, 2022. The Company intends to appeal the amount of the fines and timing of any payment in its defense statements.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three operating gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com